Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Unizan Financial Corp.

Subject Company: Unizan Financial Corp.

Subject Company’s Exchange Act file number: 0-13270

Forward-looking Statements

This filing contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Unizan, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Unizan may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Unizan’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington’s 2002 Annual Report on Form 10-K/A, Unizan’s 2002 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Unizan with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Unizan assume any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

Huntington and Unizan will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio 44702, Attention: Media Relations, 330-438-4858.

Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

The directors and executive officers of Unizan and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Unizan’s directors and executive officers is available in its proxy statement filed with the SEC by Unizan on March 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

March 19, 2004

Dear Valued Client:

As you may have heard, on January 27, 2004, Huntington Bancshares Incorporated and Unizan Financial Corp. announced the signing of a definitive agreement to merge the two organizations. The merger was unanimously approved by both boards and is expected to close late in the second quarter of 2004, pending customary regulatory approvals, as well as Unizan shareholder approval.

To give you a brief overview, Huntington is a regional bank holding company headquartered in Columbus. Huntington’s principal subsidiary is The Huntington National Bank. Huntington operates more than 300 banking offices in five states (Ohio, Kentucky, Indiana, Michigan and West Virginia). Upon completion of the merger our clients will have expanded access, including 205 offices and 417 ATMs in Ohio.

Becoming part of Huntington will be a great fit for our clients and the communities we serve. Huntington’s marketplace position is that of the local bank with national resources. As with Unizan, Huntington believes in a high level of customer service. As such, Huntington’s business model of local decision-making matches ours. After the merger is complete, we will continue to support your unique banking needs. Local management will continue to make the decisions that impact our clients, and with Huntington we’ll have even more resources at your disposal.

We have established our number one priority, upon completion of the merger, as making the transition as effortless as possible for Unizan’s clients. A major step in this process is initiating an extensive communication program so clients will always be well informed prior to any changes taking place.

As always, we appreciate your business and value the trust you place in us as your financial services provider. Upon regulatory and shareholder approval, we are committed to making this transition to Huntington as simple and client-friendly as possible. We look forward to telling you more about the partnership over the next several months. In the meantime, if I can be of assistance to you, please do not hesitate to contact me at 740.588.6808.

Sincerely,

Thomas J. Selock

Regional President, Muskingum County

and Executive Vice President, Regional Sales